METROPCS WIRELESS, INC.

2250 Lakeside Blvd.

Richardson, Texas 75082

July 8, 2009

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Reid S. Hooper

Re:	Request for Acceleration of Effectiveness of

Registration Statement on Form S-4 (Registration No. 333-160144) of

MetroPCS Wireless, Inc., a Delaware corporation (the “Company”)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company hereby requests that the effective time of the above-referenced Registration Statement be accelerated so that the Registration Statement becomes effective on Friday, July 10, 2009, at 10:00 a.m., Eastern Time, or as soon thereafter as practicable.

In connection with making this request, the Company hereby acknowledges that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature on following page]

Very truly yours,

METROPCS WIRELESS, INC.

By:	/s/ Roger D. Linquist
Roger D. Linquist
President and Chief Executive Officer